TranSwitch Corporation

3 Enterprise Drive

Shelton, CT 06484

September 17, 2008

Securities and Exchange Commission

ATTN: Peggy Fisher

            Assistant Director

            Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-3628

RE:	TranSwitch Corporation

Registration Statement on Form S-4

Filed August 22, 2008

File No. 333-153148

Ladies and Gentlemen:

TranSwitch Corporation, a Delaware corporation (“TranSwitch”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (the “Amended Form S-4”) to TranSwitch’s Registration Statement on Form S-4 originally filed with the Commission on August 22, 2008 (File No. 333-153148) (the “Form S-4”).

This letter reflects TranSwitch’s response to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Dr. Santanu Das dated September 4, 2008 regarding TranSwitch’s Form S-4. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Staff’s letter.

Questions and Answers

Form 10-K Filed March 13, 2008

Comment 1.	Please resolve all pending comments in our letter dated August 21, 2008 before requesting acceleration of effectiveness of your registration statement on Form S-4.

As appropriate, please amend your registration statement in response to this comment.

Response 1.	TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that it filed amendments to its annual report on Form 10-K for the

Securities and Exchange Commission

September 17, 2008

fiscal year ended December 31, 2007, and its quarterly reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 (the “Amendments”) with the Commission on September 17, 2008. TranSwitch has amended the “Incorporation of Certain Documents by Reference” section on page 112 of the Amended Form S-4 to incorporate such filed Amendments.

As requested by the Staff, TranSwitch hereby acknowledges as follows:

1.	TranSwitch is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	TranSwitch understands that Staff comments or TranSwitch’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to TranSwitch’s filing; and

3.	TranSwitch understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (203) 929-8810, x2465, should you require additional information or have questions regarding this letter.

Very truly yours,

TRANSWITCH CORPORATION

By:   /s/  Robert A. Bosi

        Robert A. Bosi

        Vice President and Chief Financial Officer

cc:	Alan Morris, Securities and Exchange Commission

Santanu Das, Ph.D., TranSwitch Corporation

Timothy C. Maguire, Esq., Brown Rudnick LLP